UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Mission NewEnergy Limited

(Name of Issuer)

Ordinary Shares, $0.00 par value

(Title of Class of Securities)

Q62163110

(CUSIP Number)

Guy Burnett

Chief Financial Officer and Company Secretary

Unit B2, 431 Roberts Rd.

Subiaco, Western Australia 6008, Australia

+61 08 6313 3975

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. Q62163110	Page 2 of 8

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SLW International, LLC (“SLWI”) 20-8029540
2.	Check the Appropriate Box If a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.	SEC Use Only.
4.	Source of Funds (See Instructions). PF
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☒
6.	Citizenship or Place of Organization. Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power. 55,127,081*
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power. 55,127,081*
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 55,127,081*
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11). 83.8%**
14.	Type of Reporting Person (See Instructions). OO (limited liability company)

*	SLWI may be deemed to beneficially own an aggregate of 55,127,081 ordinary shares, $0.00 par value (“Ordinary Shares”), of the Issuer, consisting of (i) 152,195 Ordinary Shares owned directly by SLWI, (ii) 100,000 Ordinary Shares owned by Stephen L. Way, as the sole member and sole manager of SLWI, in his IRA account with sole power to vote, (iii) 54,764,541 Ordinary Shares that would be issuable to SLWI upon conversion of 126,477 of the Issuer’s A$65 face-value Series 3 Convertible Notes, which bear no coupon/interest payments and have a conversion ratio of one note to four hundred and thirty-three Ordinary Shares, resulting in a conversion price of A$0.15 per share (the “Series 3 Notes”), and (iv) 110,345 Ordinary Shares that would be issuable to Mr. Way upon exercise of the outstanding warrants owned by him (each giving the right to subscribe for one Ordinary Share), with an exercise price of A$15.00 (the “Warrants”).
**	SLWI may be deemed to beneficially own 83.8% of the Issuer’s issued and outstanding Ordinary Shares, based upon 65,745,161 Ordinary Shares outstanding, which is the sum of (i) 10,870,275 Ordinary Shares issued and outstanding as reported by the Issuer on its Form 6-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 27, 2013, plus (ii) the 54,764,541 Ordinary Shares that would be issuable to SLWI upon conversion of the Series 3 Notes and (iii) 110,345 Ordinary Shares that would be issuable to Mr. Way upon exercise of the Warrants.

CUSIP No. Q62163110	Page 3 of 8

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stephen L. Way
2.	Check the Appropriate Box If a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.	SEC Use Only.
4.	Source of Funds (See Instructions). AF
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☒
6.	Citizenship or Place of Organization. Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power. 55,127,081*
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power 55,127,081*
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 55,127,081*
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11). 83.8%**
14.	Type of Reporting Person (See Instructions). IN

*	Mr. Way may be deemed to beneficially own an aggregate of 55,127,081 Ordinary Shares, consisting of (i) 100,000 Ordinary Shares owned by Mr. Way in his IRA account, with sole power to vote, (ii) 152,195 Ordinary Shares owned directly by SLWI, (iii) 110,345 Ordinary Shares that would be issuable to Mr. Way upon exercise of the Warrants owned by him, and (iv) 54,764,541 Ordinary Shares that would be issuable to SLWI upon conversion of the Series 3 Notes.
**	Mr. Way may be deemed to beneficially own 83.8% of the Issuer’s issued and outstanding Ordinary Shares, based upon 65,745,161 Ordinary Shares outstanding, which is the sum of (i) 10,870,275 Ordinary Shares issued and outstanding as reported by the Issuer on its Form 6-K, filed with the SEC on February 27, 2013, plus (ii) 54,764,541 Ordinary Shares that would be issuable to SLWI upon conversion of the Series 3 Notes and (iii) 110,345 Ordinary Shares that would be issuable to Mr. Way upon exercise of the Warrants.

CUSIP No. Q62163110	Page 4 of 8

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D (this “Amendment”) relates to the Ordinary Shares of Mission NewEnergy Limited, an Australian corporation (the “Issuer”), and is being filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive offices of the Issuer is Unit 2B, 431 Roberts Road, Subiaco, Western Australia 6008, Australia.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Amendment is being filed jointly by and for Stephen L. Way and SLWI (together with Mr. Way, the “Reporting Persons”). SLWI is a Texas limited liability company. Mr. Way is the sole member and sole manager of SLWI. SLWI is in the business of making investments and managing invested assets. In accordance with the provisions of General Instruction C to Schedule 13D, information concerning Mr. Way, as sole member and manager of SLWI, required by Item 2 of Schedule 13D, is provided below.

(b) The address of the principal business and principal office of SLWI is 7941 Katy Freeway, #529, Houston, Texas 77024. The business address of Mr. Way is 7941 Katy Freeway, #529, Houston, Texas 77024.

(c) The principal business of SLWI is making investments and managing invested assets. Mr. Way’s principal occupation is as the Chairman and Chief Executive Officer of Houston International Insurance Group, Ltd. (“HIIG”). HIIG, through its subsidiaries, owns Ordinary Shares of the Issuer.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) In July 2008, in the settlement of a civil action brought in Federal Court for the Southern District of Texas, Houston Division, by the SEC, Mr. Way, without admission or denial, consented to a permanent injunction from future violations of various U.S. securities laws and to a bar against service as an officer or director of a public reporting company for a five-year period and agreed to pay a $200,000 civil penalty. Aside from the action referenced above, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SLWI is a Texas limited liability company. Mr. Way is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In a series of transactions in May and June 2012, SLWI purchased an aggregate of 505,904 of the Issuer’s A$65 face-value Series 2 Convertible Notes, which bear interest at a rate of 4.00% per annum, payable semi-annually, and have a conversion ratio of one note to four Ordinary Shares, resulting in a conversion price of A$16.50 per share (the “Series 2 Notes”), from various parties in exchange for aggregate consideration of US$3,217,500.76 from SLWI’s existing personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction is investment and, as a result of an increasing investment position, potentially to change or influence control of the Issuer.

In August and September 2012, SLWI transferred (i) 63,238 Series 2 Notes to Westcliff Trust, a Texas statutory trust with an independent trustee, the beneficiaries of which are members of Mr. Way’s family, (ii) 63,238 Series 2 Notes to Eastwood Trust, a Texas statutory trust with an independent trustee, the beneficiaries of which are members of Mr. Way’s family, and (iii) 252,951 Series 2 Notes to a third-party investor, Noble Haus Asia Ltd. SLWI retained 126,477 of the Series 2 Notes. On November 23, 2012, the Issuer and the holders of the Series 2 Notes effected an exchange of all outstanding Series 2 Notes for newly issued Series 3 Notes in a transaction approved by the holders of the Issuer’s Ordinary Shares. The increased conversion ratio of the Series 3 Notes received by SLWI in exchange for the Series 2 Notes resulted in an increase of the possible beneficial ownership of Ordinary Shares by SLWI.

As a holder of Series 3 Notes, SLWI may, upon notice to the Issuer, elect to convert all or part of such Series 3 Notes into Ordinary Shares, which could currently result in SLWI holding up to 83.8% of the Issuer’s outstanding Ordinary Shares, assuming that no other holders of the Series 3 Notes exercise their own equivalent conversion rights. If all other holders of the Series 3 Notes fully exercised their rights of conversion, such holders would hold up to 95.3% of the Ordinary Shares in the aggregate. Additionally, under the terms of the Series 3 Notes, among other events, a sale of material assets by the Issuer requires a repayment of the outstanding face amount of the Series 3 Notes.

CUSIP No. Q62163110	Page 5 of 8

On February 22, 2013, SLWI entered into that certain SLWI Loan Facility Agreement (the “Loan Agreement”) with the Issuer, pursuant to which SLWI has agreed to lend the Issuer up to an aggregate $5,000,000 for working capital purposes during the 24-month term of the Loan Agreement. In consideration of the lending commitment under the Loan Agreement, SLWI will receive a fee equal to the greater of 25% of the greatest principal balance of the note issued under the Loan Agreement or $1,000,000. Advances under the Loan Agreement are to be made by SLWI to the Issuer upon request from time to time in amounts of at least $200,000 and subject to the satisfaction of various conditions specified in the Loan Agreement. The lending commitment under the Loan Agreement is generally subject to reduction in the event of any sale of material assets by the Issuer. The Issuer’s obligations under the Loan Agreement are secured through a pledge of substantially all of its and its principal subsidiaries’ assets. Under the terms of the Loan Agreement, SLWI has the right to designate a member of the Board of Directors of the Issuer and the Chairman of the Executive Committee of the Issuer’s Board of Directors and has certain approval rights over corporate expenditures and other corporate matters.

On April 17, 2013, SLWI and the Issuer entered into an amendment to the Loan Agreement whereby SLWI provided conditional consent to the Issuer’s prospective sale of a biodiesel refinery in Malaysia, subject to the terms and conditions described therein. Under such amendment, SLWI and the Issuer agreed that the lending commitment under the Loan Agreement would not be reduced by the proceeds of the prospective sale of the subject refinery and that a fee of $1,000,000 together with all outstanding advances under the Loan Agreement would be paid to SLWI concurrently with the consummation of the prospective asset sale.

On April 17, 2013, SLWI and the other holders of the Series 3 Notes provided a conditional waiver letter to the Issuer concerning the prospective sale of the Malaysian refinery subject to the terms and conditions described therein, including the redemption of A$7,500,000 in face value of the Series 3 Notes to the noteholders pro-rata in accordance with their holdings. In addition, on April 17, 2013, SLWI and the other holders of the Series 3 Notes entered into a letter agreement containing, among other things, an agreement regarding access to information concerning the transactions described therein and a mutual release.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The following disclosure is based on 10,870,275 Ordinary Shares outstanding as of December 31, 2012, as reported in the Form 6-K, filed by the Issuer with the SEC on February 27, 2013:

(a) As of the date hereof, SLWI may be deemed to beneficially own an aggregate of 55,127,081 Ordinary Shares, consisting of (i) 152,195 Ordinary Shares owned directly by SLWI, (ii) 100,000 Ordinary Shares owned by Mr. Way, as the sole member and sole manager of SLWI, in his IRA account with sole power to vote, (iii) 54,764,541 Ordinary Shares that would be issuable to SLWI upon conversion of the Series 3 Notes, and (iv) 110,345 Ordinary Shares that would be issuable to Mr. Way upon exercise of Warrants owned by him, which collectively represents approximately 83.8% of the issued and outstanding Ordinary Shares of the Issuer.

As of the date hereof, Mr. Way may be deemed to beneficially own an aggregate of 55,127,081 Ordinary Shares, consisting of (i) 100,000 Ordinary Shares owned by Mr. Way in his IRA account with sole power to vote, (ii) 152,195 Ordinary Shares owned directly by SLWI, (iii) 110,345 Ordinary Shares that would be issuable to Mr. Way upon exercise of Warrants owned by him and (iv) 54,764,541 Ordinary Shares that would be issuable to SLWI upon conversion of the Series 3 Notes, which collectively represents approximately 83.8% of the issued and outstanding Ordinary Shares of the Issuer.

(b) Each of the Reporting Persons has sole voting power over and sole power to dispose of 55,127,081 Ordinary Shares, assuming a conversion of the Series 3 Notes.

(c) Except as described in this Amendment, neither of the Reporting Persons has effected any transaction in the Ordinary Shares during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described in this Amendment, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed on February 14, 2013)

Exhibit 2	SLWI Loan Facility Agreement, dated February 22, 2013, between SLW International, LLC, and Mission NewEnergy Limited (without exhibits and appendices)

CUSIP No. Q62163110	Page 6 of 8

Exhibit 3	Letter Amendment and Consent under SLWI Loan Facility Agreement, dated April 17, 2013, between SLW International, LLC and Mission NewEnergy Limited

Exhibit 4	Letter Waiver for Material Asset Sale, dated April 17, 2013, among SLW International, LLC, Westcliff Trust, Eastwood Trust, Noble Haus Asia Ltd. and Mission NewEnergy Limited

Exhibit 5	Letter Agreement and Release, dated April 17, 2013, among SLW International, LLC, Westcliff Trust, Eastwood Trust and Noble Haus Asia Ltd.

CUSIP No. Q62163110	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 7, 2013
Date

/s/ Stephen L. Way
Signature

Stephen L. Way Sole Manager, SLW International, LLC
Name/Title

/s/ Stephen L. Way
Signature

CUSIP No. Q62163110	Page 8 of 8

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed on February 14, 2013)

Exhibit 2	Loan Facility Agreement, dated February 22, 2013, between SLW International, LLC, and Mission NewEnergy Limited (without exhibits and appendices)

Exhibit 3	Letter Amendment and Consent under SLWI Loan Facility Agreement, dated April 17, 2013, between SLW International, LLC and Mission NewEnergy Limited

Exhibit 4	Letter Waiver for Material Asset Sale, dated April 17, 2013, among SLW International, LLC, Westcliff Trust, Eastwood Trust, Noble Haus Asia Ltd. and Mission NewEnergy Limited

Exhibit 5	Letter Agreement and Release, dated April 17, 2013, among SLW International, LLC, Westcliff Trust, Eastwood Trust and Noble Haus Asia Ltd.